Exhibit 99.1

China Online Education Group Announces Third Quarter 2016 Results

Gross billings1 increased by 135.2% year-over-year

Net revenues increased by 180.9% year-over-year

BEIJING, November 21, 2016 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial and Operational Highlights

•                      Gross billings were RMB233.2 million (US$35.0 million), a 135.2% increase from RMB99.1 million for the third quarter of 2015.

•                      Net revenues were RMB121.0 million (US$18.1 million), a 180.9% increase from RMB43.1 million for the third quarter of 2015.

•                      Gross margin was 65.8%, compared with 61.1% for the third quarter of 2015.

•                      Percentage of gross billings contributed by K-12 students was 58.1%, compared with 31.7% for the third quarter of 2015.

Key Operating Data

	For the Three Months Ended
	Sept. 30,	Sept. 30,	Y-o-Y
	2015	2016	Change

Gross billings (in RMB millions)	99.1	233.2	135.2%
Gross billings contributed by K-12 students (in RMB millions)	31.4	135.4	330.9%
Active students[2] (in thousands)	50.2	101.2	101.7%

Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk, said, “We are pleased to see our third quarter 2016 financial and operating results continuing strong growth momentum, with net revenues and gross billings recording 180.9% and 135.2% year-over-year growth, respectively. We are especially pleased to see the number of our paying students3 reach 40 thousand in the quarter, double that of the same quarter last year, and further evidence of our platform’s strong market appeal.”

Mr. Huang continued, “The K-12 market is a strategic target for us and in the third quarter 58.1% of gross billings were contributed from our K-12 business efforts, a notable 330.9% increase year-over-year. With a focus on young learners, we have implemented a comprehensive teacher training program highlighting the Total Physical Response teaching methodology. We have also signed agreements with renowned and internationally recognized educational organizations including the ETS TOEFL Junior China Management Center, which has authorized us to be the first online education company in China to provide both the TOEFL Primary and TOEFL Junior tests. In October we signed a strategic partnership with American International Schools, LLC (“AIS”) and American International School of Utah (“AISU”). In this partnership, 51Talk, AIS and AISU will collaborate in areas of academic research, curriculum development, lesson product development, teacher recruitment and teacher training. ”

1  Gross billings for a specific period is defined as the total amount of cash received for the sale of course packages in such period, net of the total amount of refunds in such period.

2  An “active student” for a specified period refers to a student who booked at least one paid lesson.

3  A “paying student” for a specified period refers to a student who purchased a course package, either prepaid credit or prepaid membership, during the period. The total number of “paying students” for a specified period refers to the total number of paying students for such period minus the total number of students that obtained refunds during such period.

“In addition, our recently launched American Academy program, which utilizes North American teachers with primary school teaching experience and caters to children 5 to 12 years old, is also rapidly gaining traction. The ability to quickly grow this program and address premium-level demand is testimony to both the program’s quality and our platform’s capabilities. Moving forward, we will continue to enhance our product offerings to improve learning outcomes and to capture opportunities from the ever-growing demand for online English learning in China,” Mr. Huang concluded.

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added “Alongside our strong quarterly results for net revenues and gross billings, we are pleased to see continued gross margin expansion, which reached a record high 65.8% for the quarter, compared with 61.1% for the same period last year. The expansion of our gross margin was primarily driven by the pricing power of our platform. Additionally, we are continuing to improve our operating leverage by increasing efficiencies. Our net revenues grew 180.9% year-over-year, while our non-GAAP operating expenses4 grew only 67.1% year-over-year. The improvement is especially evident in our sales efficiency. In the third quarter, non-GAAP sales and marketing expenses as percentage of gross billings, a key metric of our sales efficiency, continued to trend downward to 51.2% for the quarter, a steep drop from 82.9% for the same period last year. Our on-going goal is to improve operating efficiency while at the same time capturing the exponential market growth opportunities.”

Third Quarter 2016 Financial Results

Net Revenues

Net revenues for the third quarter of 2016 were RMB121.0 million (US$18.1 million), a 180.9% increase from RMB43.1 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 101.2 thousand, a 101.7% increase from 50.2 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the third quarter of 2016 was RMB41.4 million (US$6.2 million), a 146.7% increase from RMB16.8 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, and to a lesser extent, due to the increased cost per lesson with the expansion of western teachers.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2016 was RMB79.6 million (US$11.9 million), a 202.7% increase from RMB26.3 million for the same quarter last year.

Gross margin for the third quarter of 2016 was 65.8%, compared with 61.1% for the same quarter last year. The increase was mainly the result of increased prices and a stable teacher cost base.

4  For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Operating Expenses

Total operating expenses for the third quarter of 2016 were RMB203.6 million (US$30.5 million), a 75.9% increase from RMB115.8 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the third quarter of 2016 were RMB120.7 million (US$18.1 million), a 46.9% increase from RMB82.2 million for the same quarter last year. The increase was mainly due to an increase in the number of sales and marketing personnel, increased marketing and promotional expenses and share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses were RMB119.5 million (US$17.9 million), a 45.4% increase from RMB82.2 million for the same quarter last year.

Product development expenses for the third quarter of 2016 were RMB41.6 million (US$6.2 million), a 169.1% increase from RMB15.5 million for the same quarter last year. The increase was primarily the result of newly added technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, and recognized share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP product development expenses were RMB37.5 million (US$5.6 million), a 142.8% increase from RMB15.5 million for the same quarter last year.

General and administrative expenses for the third quarter of 2016 were RMB41.3 million (US$6.2 million), a 128.1% increase from RMB18.1 million for the same quarter last year. The increase was primarily due to additional personnel necessary to support expanded operations, the recognition of share-based compensation expenses, North American teacher recruitment costs for the recently launched American Academy program, and costs related to compliance and reporting obligations as a public company. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP general and administrative expenses were RMB36.4 million (US$5.5 million), a 100.5% increase from RMB18.1 million for the same quarter last year.

Loss from Operations

Loss from operations for the third quarter of 2016 was RMB124.0 million (US$18.6 million), compared with RMB89.5 million for the same quarter last year.

Non-GAAP loss from operations for the third quarter of 2016 was RMB113.8 million (US$17.1 million), compared with RMB89.5 million for the same quarter last year.

Net Loss

Net loss for the third quarter of 2016 was RMB123.5 million (US$18.5 million), compared with RMB88.3 million for the same quarter last year.

Non-GAAP net loss for the third quarter of 2016 was RMB113.3 million (US$17.0 million), compared with RMB88.3 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2016 was RMB6.17 (US$0.92), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB22.67 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2016 was RMB5.66 (US$0.85), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB22.67 for the same quarter last year.

Balance Sheet

As of September 30, 2016, the Company had total cash, cash equivalents and time deposits of RMB622.6 million (US$93.4 million), compared with RMB214.0 million as of December 31, 2015. The increase was primarily due to the proceeds raised in the Company’s initial public offering and concurrent private placement in June 2016.

The Company had deferred revenues (current and non-current) of RMB540.8 million (US$81.1 million) as of September 30, 2016, compared with RMB272.2 million as of December 31, 2015.

Recent Development

On October 28, 2016, the Company announced it entered into a strategic partnership with Salt Lake City-based American International Schools, LLC (“AIS”) and American International School of Utah (“AISU”). Pursuant to the memorandum of understanding, 51Talk, AIS and AISU will collaborate in areas including academic research, curriculum development, lesson product development, teacher recruitment and teacher training. Specifically, AISU will serve as an institutional base to support 51Talk’s American Academy program. Through this partnership, American Academy students will gain online exposure to a typical American-style primary education experience through a co-developed curriculum based on U.S. Common Core State Standards, AISU online resources, and a shared study experience with the AISU primary school students.

Outlook

For the fourth quarter of 2016, the Company currently expects:

•                  Net revenues to be between RMB135.0 million to RMB141.0 million, which would represent an increase of approximately 144% to 155% from RMB55.3 million for the same quarter last year; and

•                  Gross billings to be between RMB265.0 million to RMB270.0 million, which would represent an increase of approximately 109% to 113% from RMB126.6 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 21, 2016 (8:00 PM Beijing/Hong Kong time on November 21, 2016).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until November 28, 2016, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10096741

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live one-on-one interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the rate in effect as of September 30, 2016 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry;  general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sept. 30,	Sept. 30,
	2015	2016	2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	46,873	111,904	16,781
Time deposits	167,078	510,728	76,588
Prepaid expenses and other current assets	42,130	52,707	7,904
Total current assets	256,081	675,339	101,273

Non-current assets
Property, plant and equipment, net	25,012	34,909	5,235
Intangible assets, net	2,608	4,173	626
Goodwill	4,223	4,223	633
Other non-current assets	3,626	6,918	1,037
Total non-current assets	35,469	50,223	7,531

Total assets	291,550	725,562	108,804

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Deferred revenues	264,411	512,411	76,841
Accrued expenses and other current liabilities	84,323	132,237	19,830
Taxes payable	20,314	25,498	3,824
Total current liabilities	369,048	670,146	100,495

Non-current liabilities
Deferred revenues	7,765	28,372	4,255
Deferred tax liabilities	380	252	38
Other non-current liabilities	674	1,241	186
Total non-current liabilities	8,819	29,865	4,479

Total liabilities	377,867	700,011	104,974

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sept. 30,	Sept. 30,
	2015	2016	2016
	RMB	RMB	US$

Mezzanine equity Preferred shares	478,962	—	—
Total mezzanine equity	478,962	—	—

Total shareholders’ (deficit)/equity	(565,279)	25,551	3,830

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	291,550	725,562	108,804

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	43,080	96,874	120,997	18,145	99,368	290,062
Cost of revenues	(16,775)	(34,043)	(41,383)	(6,206)	(38,631)	(101,734)
Gross profit	26,305	62,831	79,614	11,939	60,737	188,328
Operating expenses
Sales and marketing expenses	(82,172)	(111,339)	(120,693)	(18,099)	(198,201)	(326,277)
Product development expenses	(15,460)	(38,500)	(41,599)	(6,238)	(33,247)	(106,641)
General and administrative expenses	(18,131)	(49,890)	(41,348)	(6,200)	(39,871)	(116,896)
Total operating expenses	(115,763)	(199,729)	(203,640)	(30,537)	(271,319)	(549,814)
Loss from operations	(89,458)	(136,898)	(124,026)	(18,598)	(210,582)	(361,486)
Interest and other (expenses)/income, net	2,694	(592)	1,007	151	2,685	2,081
Loss before income tax expenses	(86,764)	(137,490)	(123,019)	(18,447)	(207,897)	(359,405)
Income tax expenses	(1,558)	(380)	(465)	(70)	(4,859)	(1,207)
Net loss	(88,322)	(137,870)	(123,484)	(18,517)	(212,756)	(360,612)
Accretions to preferred shares redemption value	(20,915)	(41,816)	—	—	(47,274)	(91,631)
Deemed contribution from preferred shares	—	2,618	—	—	—	2,618
Net loss attributable to ordinary shareholders	(109,237)	(177,068)	(123,484)	(18,517)	(260,030)	(449,625)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	120,877,785	300,385,644	300,385,644	72,267,532	165,006,216

Net loss per share attributable to ordinary shareholders basic and diluted	(1.51)	(1.46)	(0.41)	(0.06)	(3.60)	(2.72)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Net loss per ADS attributable to ordinary shareholders basic and diluted	(22.67)	(21.97)	(6.17)	(0.92)	(53.97)	(40.87)

Comprehensive loss:
Net loss	(88,322)	(137,870)	(123,484)	(18,517)	(212,756)	(360,612)
Other comprehensive loss
Foreign currency translation adjustments	3,765	4,193	2,499	376	2,986	7,273
Total comprehensive loss	(84,557)	(133,677)	(120,985)	(18,141)	(209,770)	(353,339)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	—	(2,871)	(1,187)	(178)	—	(4,058)
Product development expenses	—	(8,411)	(4,056)	(608)	—	(12,467)
General and administrative expenses	—	(17,540)	(4,991)	(748)	—	(22,531)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(82,172)	(111,339)	(120,693)	(18,099)	(198,201)	(326,277)
Less: Share-based compensation expenses	—	(2,871)	(1,187)	(178)	—	(4,058)
Non-GAAP sales and marketing expenses	(82,172)	(108,468)	(119,506)	(17,921)	(198,201)	(322,219)

Product development expenses	(15,460)	(38,500)	(41,599)	(6,238)	(33,247)	(106,641)
Less: Share-based compensation expenses	—	(8,411)	(4,056)	(608)	—	(12,467)
Non-GAAP product development expenses	(15,460)	(30,089)	(37,543)	(5,630)	(33,247)	(94,174)

General and administrative expenses	(18,131)	(49,890)	(41,348)	(6,200)	(39,871)	(116,896)
Less: Share-based compensation expenses	—	(17,540)	(4,991)	(748)	—	(22,531)
Non-GAAP general and administrative expenses	(18,131)	(32,350)	(36,357)	(5,452)	(39,871)	(94,365)

Operating expenses	(115,763)	(199,729)	(203,640)	(30,537)	(271,319)	(549,814)
Less: Share-based compensation expenses	—	(28,822)	(10,234)	(1,534)	—	(39,056)
Non-GAAP operating expenses	(115,763)	(170,907)	(193,406)	(29,003)	(271,319)	(510,758)

Loss from operations	(89,458)	(136,898)	(124,026)	(18,598)	(210,582)	(361,486)
Less: Share-based compensation expenses	—	(28,822)	(10,234)	(1,534)	—	(39,056)
Non-GAAP loss from operations	(89,458)	(108,076)	(113,792)	(17,064)	(210,582)	(322,430)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2015	2016	2016	2016	2015	2016
	RMB	RMB	RMB	US$	RMB	RMB

Net loss	(88,322)	(137,870)	(123,484)	(18,517)	(212,756)	(360,612)
Less: Share-based compensation expenses	—	(28,822)	(10,234)	(1,534)	—	(39,056)
Non-GAAP net loss	(88,322)	(109,048)	(113,250)	(16,983)	(212,756)	(321,556)

Income tax expenses	(1,558)	(380)	(465)	(70)	(4,859)	(1,207)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(1,558)	(380)	(465)	(70)	(4,859)	(1,207)

Net loss attributable to ordinary shareholders	(109,237)	(177,068)	(123,484)	(18,517)	(260,030)	(449,625)
Less: Share-based compensation expenses, net of tax	—	(28,822)	(10,234)	(1,534)	—	(39,056)
Non-GAAP net loss attributable to ordinary shareholders	(109,237)	(148,246)	(113,250)	(16,983)	(260,030)	(410,569)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	120,877,785	300,385,644	300,385,644	72,267,532	165,006,216

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(1.51)	(1.23)	(0.38)	(0.06)	(3.60)	(2.49)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(22.67)	(18.40)	(5.66)	(0.85)	(53.97)	(37.32)